December 1st, 2016

Mr. Larry Sprigel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Hammer Fiber Optics Holdings Corp.

Form 8-K

Filed July 21, 2016

File No. 001-35876

Dear Mr. Sprigel and Ms. Murphy:

Hammer Fiber Optics Holdings Corp., a Nevada corporation (the “Company”), has received and reviewed your letter dated September 30, 2016, pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”).  Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 20, 2016.

Forward-Looking Statements, page 15

6.

We note your response to our prior comment nine. Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

RESPONSE:

As requested we have amended our filing to remove the language from the Forward-Looking Statements which does not apply to issuers of penny stock

END OF COMMENT RESPONSES

In connection with the Company’s responding to the comments set forth in the July 28, 2016 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Mark Stogdill

Mark Stogdill, Chief Executive Officer

311 Broadway, Point Pleasant Beach, NJ 08742 • Phone (732) 333-3808 • Fax (732) 451 -2573